UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 9, 2020

HAYMAKER ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-38931	83-3642865
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

650 Fifth Avenue, Floor 10 New York, New York	10019
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 616-9600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	HYACU	The NASDAQ Stock Market LLC
Class A Common Stock, par value $0.0001 per share	HYAC	The NASDAQ Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	HYACW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On December 8, 2020, Haymaker Acquisition Corp. II, a Delaware corporation (“Haymaker”), held a special meeting of stockholders (the “Special Meeting”). At the Special Meeting, a total of 38,114,613 (76.23%) of Haymaker’s issued and outstanding shares of common stock held of record as of November 4, 2020, the record date for the Special Meeting, were present either in person or by proxy, which constituted a quorum. Haymaker’s stockholders voted on the following proposals at the Special Meeting, each of which were approved. Capitalized terms used herein shall have the meaning set forth in the Haymaker proxy statement/prospectus (as defined below). The final vote tabulation for each proposal is set forth below.

1.

The stockholders approved the Business Combination Agreement, dated as of September 8, 2020 (as amended by the Consent and Amendment No. 1 to Business Combination Agreement, and as it may be further amended from time to time, the “Business Combination Agreement”), by and among Haymaker Acquisition Corp. II, a Delaware corporation (“Haymaker”), ARKO Corp., a Delaware corporation (together with, unless the context otherwise requires, its consolidated subsidiaries for periods following the Business Combination “New Parent”), Punch US Sub, Inc., a Delaware corporation (“Merger Sub I”), Punch Sub Ltd., a company organized under the laws of the State of Israel (“Merger Sub II”), and ARKO Holdings Ltd., a company organized under the laws of the State of Israel (“Arko”), and the transactions contemplated thereby (including the First Merger), pursuant to which Merger Sub I will merge with and into Haymaker, with Haymaker surviving the merger as a wholly-owned subsidiary of New Parent (the “First Merger”), and then Merger Sub II will merge with and into Arko, with Arko surviving the merger as a wholly-owned subsidiary of New Parent (the “Second Merger,” and collectively with the other transactions described in the Business Combination Agreement and the GPM Equity Purchase Agreement, the “Business Combination”).

Votes For	Votes Against	Abstentions	Broker Non-Votes
34,589,304	3,525,249	60	0

2.

The stockholders approved the entry into the Registration Rights and Lock-Up Agreement with the Sponsor, the directors and officers of Haymaker, and the other parties thereto (the “Registration Rights and Lock-Up Agreement”).

Votes For	Votes Against	Abstentions	Broker Non-Votes
34,585,480	3,526,359	2,774	0

3.	The stockholders approved the ARKO Corp. 2020 Incentive Compensation Plan established to be effective after the closing of the Business Combination.

Votes For	Votes Against	Abstentions	Broker Non-Votes
33,717,011	3,534,842	862,760	0

In light of receipt of the requisite approvals by Haymaker’s stockholders described above, the parties are now working towards completing the remaining closing conditions required by the Business Combination Agreement to consummate the transactions. Subject to the foregoing, the parties continue to pursue the consummation of the Business Combination by the end of 2020. However, there can be no assurance that the remaining closing conditions will be satisfied or that the Business Combination will occur as anticipated.

Additional Information and Where to Find It

New Parent filed a registration statement on Form S-4 (File No. 333-248711), which includes a prospectus with respect to New Parent’s securities to be issued in connection with Haymaker’s proposed Business Combination and a proxy statement with respect to Haymaker’s stockholder meeting to vote on the Business Combination (as amended, the “Haymaker proxy statement/prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). In addition, Arko filed a proxy statement (the “Arko proxy”), which includes reference to the Haymaker proxy statement/prospectus, with the Israel Securities Authority (the “ISA”). New Parent, Haymaker, GPM and Arko urge investors and other interested persons to read the Haymaker proxy statement/prospectus and the Arko proxy, as well as other documents filed with the SEC and the ISA, because these documents contain important information about the Business Combination. The Haymaker proxy statement statement/prospectus can be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

No Offer

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the businesses of New Parent, Haymaker, Arko and GPM may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to future performance, including projected financial information (which was not audited or reviewed by auditors), and anticipated financial impacts of the Empire Petroleum Partners (“Empire”) acquisition or the Business Combination, the satisfaction of the closing conditions to the Business Combination, and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of New Parent, Haymaker, Arko and GPM, and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination, including due to failure to satisfy all conditions to closing; (4) the impact of the COVID-19 pandemic on (x) the parties’ ability to consummate the Business Combination and (y) the business of Arko and the combined company; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (6) the inability to obtain or maintain the listing of New Parent’s common stock on Nasdaq following the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the demand for Arko’s and the combined company’s services together with the possibility that Arko or the combined company may be adversely affected by other economic, business, and/or competitive factors; (12) the number of shares submitted for redemption by Haymaker’s stockholders in connection with the stockholder meeting to approve the Business Combination; (13) risks and uncertainties related to Arko’s business, including, but not limited to, changes in fuel prices, the impact of competition, environmental risks, restrictions on the sale of alcohol, cigarettes and other smoking products and increases in their prices, dependency on suppliers, increases in fuel efficiency and demand for alternative fuels for electric vehicles, failure by independent outsider operators to meet their obligations, acquisition and integration risks, and currency exchange and interest rates risks; (14) failure to realize the expected benefits of the acquisition of Empire; (15) failure to promptly and effectively integrate Empire’s business; (16) the potential for unknown or inestimable liabilities related to the Empire business; (17) failure of GPM to consummate its potential acquisition of approximately 60 self-operated sites from certain unrelated third parties; and (18) other risks and uncertainties included in (x) the “Risk Factors” section of the Haymaker proxy statement/prospectus and (y) other documents filed or to be filed with the SEC by Haymaker and with the ISA by Arko. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. New Parent, Haymaker, Arko, and GPM do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 9, 2020

HAYMAKER ACQUISITION CORP. II

By:	/s/ Christopher Bradley
Name: Christopher Bradley
Title: Chief Financial Officer